May 24, 2005



Mr. Bret Johnson                                 VIA FACSIMILE:
Staff Accountant                                 (202) 942-9531
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0510

                                            Re:  Form 10-K for the fiscal year
                                                 ended December 31, 2004
                                                 File No. 1-12396

Dear Mr. Johnson:

The following is offered in response to your letter of April 28, 2005 regarding the Form 10-K of The Beard Company:

SEC Comment No. 1
-----------------

Item 7 - Contractual Obligations

The table below has been revised to set forth our contractual cash obligations as of December 31, 2004, including estimated interest payments on our long- and short-term debt, and our other long-term liabilities:

                                                                Payments Due By Period
                                   ----------------------------------------------------------------------------------
                                                                                                          2010 and
Contractual Obligations                Total             2005           2006-2007         2008-2009        Beyond
-------------------------------    --------------    -------------    --------------    --------------   ------------

Long-term debt obligations            $4,381,000       $  583,000        $3,543,000           $     -       $255,000
Interest payable on debt
obligations                              639,000          127,000           448,000            61,000          3,000
Bonus/production payment                 568,000                -           568,000                 -              -
Short-term debt obligations              200,000          200,000                 -                 -              -
Capital lease obligations
                                               -                -                 -                 -              -
Operating lease obligations
                                         282,000          206,000            76,000                 -              -
Purchase obligations
                                               -                -                 -                 -              -
Other long-term liabilities              103,000                -                 -                 -        103,000
                                   --------------    -------------    --------------    --------------   ------------
                         Total        $6,173,000       $1,116,000        $4,635,000           $61,000       $361,000
                                   ==============    =============    ==============    ==============   ============


The interest payable on debt obligations is based on the known and contracted interest rates existing on the balance sheet date, December 31, 2004. The Company's $1,200,000 of 10% Participating Notes bear interest at an annual rate equal to the Wall Street Journal Prime Rate plus 4% with a floor of 10%. This is the rate at which the projected cash obligation for interest payments has been calculated in the above table for that debt issue. A 10% increase in interest rates would increase the total interest payable over the term of the debt by $13,000. Also included is the bonus/production payment of $568,000 to be paid upon the debt's maturity of November 30, 2006. During the first quarter of 2005, the Company placed an additional $1,845,000 of its 12% Convertible Subordinated Notes due to be repaid February 15, 2010. This additional debt increases interest payments by $113,000 for 2005, $221,000 for each of the years 2006 thru 2009, and $111,000 for 2010. These additional amounts raise the expected total of the contractual cash obligations by $2,955,000 from $6,173,000 to $9,128,000.

SEC Comment No. 2
-----------------

Report of Independent Registered Public Accounting Firm

The auditors did submit a properly signed report. The conformed signature was inadvertently omitted from the EDGAR version of the 10K. It was included in the draft submitted to be EDGARIZED but was simply omitted. We failed to catch the omission upon proofing the EDGAR version.

SEC Comment No. 3
-----------------

Statement of Shareholders' Equity (Deficiency)

Attached is a revised Statement of Shareholders' Equity which includes two columns which record the changes in the number of preferred and common shares for the periods covered by the Form 10-K for the fiscal year ended December 31, 2004. This format was adopted for the Statement of Shareholders' Equity for the Form 10-Q for the three month period ended March 31, 2005, and will be followed for all subsequent filings.

SEC Comment No. 4
-----------------

Note 1--Summary of Significant Accounting Policies
        Earnings (Loss) Per Share

We have included the following comment in Note (5) of the Notes to Financial Statements contained in the Form 10-Q for the period ended March 31, 2005:

          "Included in the weighted average number of common shares outstanding are the shares issuable according to the terms of the DSC Plan. These shares are considered common stock equivalents because the covered individuals may resign their positions at will which would also terminate their participation in the DSC Plan resulting in the issuance of the shares."

SEC Comment No. 5
-----------------

Note 5 --- Investments and Other Assets
           Investment in Cibola Corporation

This issue was previously addressed in a letter from the Company dated May 5, 2005. In our telephone conversation on May 6 you verbally advised us that the Staff agreed that it was proper not to consolidate Cibola.

SEC Comment No. 6
-----------------

Note 5 --- Investments and Other Assets
           Investment in Cibola Corporation

This issue was previously addressed in a letter from the Company dated May 10, 2005. At this writing, the Company is still awaiting a decision regarding the necessity of including audited financial statements of Cibola.

SEC Comment No. 7
-----------------

Note 9 (c) --- Long-term Debt

The Company would expand the narrative in footnote 9 (c) to the December 31, 2004 audited financial statements to read as follows (the addition is in all CAPS):

"The note holders (of the Company's 10% Participating Notes) will also collectively receive at maturity a bonus/production payment equivalent to approximately $1 per ton for the coal expected to be recovered during the term of the notes from a coal project described in the offering document. The total amount for the bonus/production payment is expected to equal $568,000. THIS AMOUNT IS BEING AMORTIZED OVER THE LIFE OF THE DEBT ISSUE AND IS BEING CHARGED TO INTEREST EXPENSE. THE LIABILITY IS REFLECTED ON THE BALANCE SHEET IN OTHER LONG-TERM LIABILITIES AND TOTALED $147,000 AT DECEMBER 31, 2004. As a result of the estimated bonus/production payment, these notes have an effective interest rate of 29%."

SEC Comment No. 8
-----------------

Item 9A --- Controls and Procedures

The Company believes the following disclosure, as included in the Form 10-Q for the three months ended March 31, 2005, complies with the Commission's request for amplification and offers the portions of the existing statement in all CAPS in reply:

"Our principal executive officer and principal financial officer have participated in and supervised the evaluation of our disclosure controls and procedures that are designed to ensure that information required to be disclosed by the issuer in the reports it files is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include CONTROLS AND PROCEDURES DESIGNED TO ENSURE THAT THE INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT IT FILES IS ACCUMULATED AND COMMUNICATED TO OUR MANAGEMENT, INCLUDING OUR PRINCIPAL EXECUTIVE OFFICER OR OFFICERS AND PRINCIPAL FINANCIAL OFFICER TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. Based on their evaluation of those controls and procedures as of a date within 90 days of the date of this filing, OUR CEO AND CFO DETERMINED THAT THE CONTROLS AND PROCEDURES ARE EFFECTIVE. The evaluation resulted in no significant changes in those controls or in other factors that could significantly affect the controls, and no corrective actions with regard to significant deficiencies and material weaknesses."

SEC Comment No. 9
-----------------

Exhibit 31

The certifications have been revised and are included, in the form of the attached exbibits, in the Form 10-Q filed for the three months ended March 31, 2005:

General

The Commission's letter directed that we respond within 10 business days, or advise when we would provide a response. In my telephone conversation with you on May 7 you were kind enough to grant us an additional 10 business days to respond.

The SEC comment letter requests that the Company provide a supplemental response letter that keys its responses to the SEC comments and provides any requested supplemental information. This letter and the enclosed attachments constitute that supplemental response letter.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. Further, the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would also like to note that these suggested changes have been incorporated into the Form 10-Q filed for the three month period ended March 31, 2005 and will be incorporated into all future filings of the Company.

We would be happy to answer any questions you may have regarding the responses or the Form 10-K itself.

Please acknowledge receipt hereof by returning one copy of this letter with your filing stamp endorsed thereon. A stamped, self-addressed envelope is enclosed for your convenience.

Sincerely,

THE BEARD COMPANY


HERB MEE, JR.
Herb Mee, Jr.
President and Chief Financial Officer

HMJr/do

cc:   Mr. Jerry A. Warren, Esq.
      c/o McAfee & Taft
      Tenth Floor
      Two Leadership Square
      Oklahoma City, OK 73102

      Mr. Michael Gibson
      c/o Cole & Reed, P.C.
      531 Couch Drive, Suite 200
      Oklahoma City, OK 73102-2251

      Mr. W. M. Beard
      Chairman of the Board
      c/o The Beard Company

      Mr. Jack A. Martine
      Chief Accounting Officer
      c/o The Beard Company

                                THE BEARD COMPANY
          A Schedule Attached to and Made a Part of The Beard Company's
        May 24, 2005 Response to the SEC Comment Letter of April 28, 2005


SEC Comment No. 3
-----------------

                                                 THE BEARD COMPANY AND SUBSIDIARIES
                                           Statements of Shareholders' Equity (Deficiency)

                                                                                                                         Total
                                                                                            Accumulated                 Common
                                                                    Capital in                 Other                  Shareholders'
                                   Preferred           Common        Excess of  Accumulated Comprehensive Treasury       Equity
                                Shares   Stock     Shares   Stock    Par Value    Deficit      Income       Stock     (Deficiency)
                               ----------------   ----------------  ----------- ----------- ------------- ---------  --------------

Balance, December 31, 2001        -     $   -     3,657,690 $3,000  $38,081,000 $(36,568,000)  $(14,000) $(1,846,000) $  (344,000)

  Net loss                        -         -          -      -            -      (4,614,000)      -            -      (4,614,000)
  Comprehensive income:
    Foreign currency
    translation adjustment        -         -          -      -            -            -        (1,000)        -          (1,000)

                                                                                                                      -----------
  Comprehensive loss              -         -          -      -            -            -          -            -      (4,615,000)
                                                                                                                      -----------

  Issuance of stock warrants      -         -          -      -         11,000          -          -            -          11,000

  Reservation of shares
    pursuant to deferred
    compensation plan
    (note 12)                     -         -          -      -        115,000          -          -            -         115,000

                                ---------------- ------------------ ----------- ----------- ------------ -----------  -----------

Balance, December 31, 2002        -         -     3,657,690  3,000  38,207,000   (41,182,000)   (15,000)  (1,846,000)  (4,833,000)

  Net loss                        -         -          -      -           -       (1,611,000)      -            -      (1,611,000)
  Comprehensive income:
    Foreign currency
    translation adjustment        -         -          -      -           -             -          -            -            -

                                                                                                                      -----------
  Comprehensive loss              -         -          -      -           -             -          -            -      (1,611,000)
                                                                                                                      -----------

  Expiration of mandatory
    redemption option for
    preferred stock             27,838   889,000       -      -           -             -          -            -         889,000

  Issuance of stock warrants      -         -          -      -         24,000          -          -            -          24,000

  Reservation of shares
    pursuant to deferred
    compensation plan
    (note 12)                     -         -          -      -        198,000          -          -            -         198,000

  Issuance of shares
    pursuant to termination
    of deferred stock
    compensation plan             -         -     1,000,000   -       (488,000)   (1,358,000)      -       1,846,000         -
                                ---------------- ------------------ ----------- ----------- ------------ -----------  -----------

Balance, December 31, 2003      27,838   889,000  4,657,690  3,000  37,941,000   (44,151,000)   (15,000)        -      (5,333,000)

  Net earnings                    -         -          -      -           -          937,000       -            -         937,000
  Comprehensive income:
    Foreign currency
    translation adjustment        -         -          -      -           -             -          -            -            -

                                                                                                                      -----------
  Comprehensive income            -         -          -      -           -             -          -            -         937,000
                                                                                                                      -----------

  Issuance of stock warrants      -         -       181,875   -         50,000          -          -            -          50,000

  Reservation of shares
    pursuant to deferred
    compensation plan
    (note 12)                     -         -          -      -        202,000          -          -            -         202,000
                                ---------------- ------------------ ----------- ----------- ------------ -----------  -----------

Balance, December 31, 2004      27,838  $889,000  4,839,565 $3,000 $38,193,000  $(43,214,000)  $(15,000) $      -     $(4,144,000)
                                ================ ================= ===========  ============  ========== ===========  ===========


See accompanying notes to financial statements.

                                The Beard Company

          A Schedule Attached To and Made a Part of The Beard Company's May 24, 2005 Response to the SEC Comment Letter of April 28, 2005


SEC Comment No. 9
-----------------

Exhibit 31

The certifications have been revised and are included, in the form of the attached exhibits, in the Form 10-Q filed for the three months ended March 31, 2005.


                                                                   Exhibit 31.1

                                 CERTIFICATIONS


I, William M. Beard, Chairman of the Board and Chief Executive Officer of The Beard Company, certify that:

1.   I have reviewed this quarterly report on Form 10-Q of The Beard Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b)   [reserved];

     c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

     d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date:    May 16, 2005                     /s/  William M. Beard
                                  Signature:   William H. Beard
                                  Title:  Chairman of the Board and
                                          Chief Executive Officer

                                                                    Exhibit 31.2

                                 CERTIFICATIONS


I, Herb Mee, Jr., President and Chief Financial Officer of The Beard Company, certify that:

1.   I have reviewed this quarterly report on Form 10-Q of The Beard Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b)   [reserved];

     c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

     d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date:    May 16, 2006                               /s/  Herb Mee, Jr.
                                             Signature:  Herb Mee, Jr.
                                                Title:  President and
                                                   Chief Financial Officer